Cantor Fitzgerald & Co.

499 Park Avenue

New York, NY 10022

March 5, 2021

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

 Re: Portage Biotech Inc. (the "Company")

 Registration Statement on Form F-3

 File No. 333-253468

Ladies and Gentlemen:

 In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness be accelerated to 4:30 p.m. Eastern time on Monday, March 8, 2021, or as soon thereafter as practicable.

Very truly yours,

CANTOR FITZGERALD & CO.

By: /s/ Sameer Vasudev
Name: Sameer Vasudev
Title: Managing Director